Exhibit (a)(1)(iv)

Form of Letter from the Fund to Shareholders

in Connection with the Fund’s Acceptance of Shares

AMG Comvest Senior Lending Fund

c/o Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

[DATE]

[SHAREHOLDER NAME/ADDRESS]

Dear Shareholder:

This letter serves to inform you that AMG Comvest Senior Lending Fund (the “Fund”) has received and accepted for purchase your tender of shares of beneficial interest in the Fund, par value $0.001 per shares (the “Shares”).

In accordance with the terms of the tender offer, you have been issued a non-interest bearing, non-transferable promissory note (the “Note”), which is being held on your behalf by the Transfer Agent, and entitles you to receive payment(s) in an aggregate amount equal to the net asset value of the tendered shares as of June 30, 2025 less the 2% “early repurchase deduction” (if applicable). The Fund will effect payment for each Note in cash promptly by check or wire transfer after the determination of the Fund’s net asset value as of June 30, 2025.

If you have any questions (or wish to request a copy of your Note), please contact the Fund’s Transfer Agent at 833-752-9167.

Sincerely,

AMG Comvest Senior Lending Fund

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